Donald G. Barger, Jr. Senior Vice President & Chief Financial Officer	YRC Worldwide Inc. 10990 Roe Avenue Overland Park, KS 66211 Phone 913 696 6100 www.yrcw.com

August 22, 2006

Via EDGAR

Mr. Michael Fay

Accounting Branch Chief

Division of Corporation Finance

U. S. Securities and Exchange Commission

CF/AD5

100 F Street, N.E.

Washington, D.C. 20549

RE:	YRC Worldwide Inc.
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Period Ended March 31, 2006
File Number: 000-12255

Dear Mr. Fay:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 26, 2006 (“Comment Letter”) regarding the YRC Worldwide Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarter ended March 31, 2006. For your convenience, we have included the text of the Staff’s comments from the Comment Letter in bold text and have numbered the Company’s responses to correspond with the Staff’s comments.

Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements, page 41

Contingently Convertible Notes, page 57

1.	Please explain to us your consideration of EITF 96-19 and the basis for the conclusion reached in regard to the exchange of the “Existing Notes” for the “New Notes.” We note the added net share settlement and change in control features of the New Notes.

EITF 96-19 addresses the accounting for a modification or exchange of debt instruments. In EITF 96-19, the Task Force reached a consensus that an exchange of debt instruments with substantially different terms is a debt extinguishment. Therefore, an exchange of debt instruments with substantially the same terms is not a debt extinguishment. The Task Force further stated that an exchange of debt instruments between a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. We acknowledge that in a December 2004 speech by Robert J. Comerford, then the Professional Accounting Fellow, Office of the Chief Accountant U.S. Securities and Exchange Commission, before the 2004 AICPA National Conference on Current SEC and PCAOB Developments, he indicated that if there is a difference between the fair value of the conversion options immediately following a modification in the security compared to immediately prior to the modification, the difference should be included in any EITF 96-19 analysis and treated as a current period cash flow. We treated the calculated nominal difference in our analysis as such.

In accordance with these provisions of EITF 96-19, we, with assistance of our third party financial advisor, valued the additional provisions in the new notes – the net share settlement feature and the change in control feature – to determine whether the issuance of the new notes would be on substantially different terms and, thus, would constitute a debt extinguishment. This analysis included assessing the additional provisions individually and in aggregate. Other than the two new features described above, the economic terms of the new notes were identical to the terms of the old notes.

To determine the theoretical value of the change of control feature, our third party financial advisor obtained the trading and valuation data with respect to the outstanding convertible bonds of eight issuers. Each issuer had at least two convertible bonds outstanding – one of which included a change in control provision substantially similar to what was included in our new notes and one (or more) of which did not include the provision. These issuers were the only issuers our third party financial advisor had been able to identify that had outstanding convertible bonds both with and without the change in control provision. The analysis indicated that there was no identifiable premium paid for bonds with change of control provisions. This analysis in conjunction with our judgment that the likelihood of a change of control transaction was remote supported our conclusion that this feature had nominal value.

To determine the theoretical value of the net share settlement feature, we analyzed the difference in theoretical value between two bonds that were identical in all respects except that one bond required the company to settle holder conversions by delivering a number of shares equal to the face amount divided by the conversion price (similar to our existing notes) to those that require the company to settle holder conversions by paying the par amount of the bonds in cash and that portion of conversion value in excess of the part amount in shares (similar to our new notes). Our financial advisor helped us conclude from this analysis that the form of consideration delivered on a conversion would not have a material impact on the pricing or theoretical value of a new issue of convertible bonds. It was also their opinion that models used by market professionals, including our third party financial advisor, to value convertible bonds do not include any adjustment or other input parameter to reflect whether a convertible security requires net vs. gross share settlement. Therefore, as no material premium (or discount) was paid in relation to a net share settlement feature, our professional judgment was that this provision had nominal value.

Since each feature was deemed to have only a nominal value, we concluded that the fair value of the cash flows, inclusive of the additional provisions, in the new notes were substantially the same as the present value of the remaining cash flows under the existing notes. Therefore, we concluded that the exchange did not represent a substantial modification constituting a debt extinguishment under EITF 96-19.

2.	Please explain to us in detail your analysis of each of paragraphs 12-32 of EITF 00-19 in connection with paragraph 11(a) of FAS 133 in regard to the conversion feature associated with each of the “Existing Notes” and “New Notes” when issued. The analysis should include an assessment of each available conversion alternative indicated in section 10 of the respective note indentures, and in particular, any that require net cash settlement (regardless of the probability of such) or in which an unlimited number of shares may be issued. For example, we note the “principal conversion value” associated with the “Existing Notes,” and the $200 threshold associated with the “daily conversion value” of the “New Notes.”

Per paragraph 199 of SFAS 133, the conversion feature of a convertible bond is not bifurcated from the debt host if the bifurcated instrument with the same terms would not meet the definition of a derivative per paragraphs 6-11 of SFAS 133. Paragraph 11a of SFAS 133 indicates that instruments that are both:

(a) indexed to an issuer’s own stock and

(b) classified in stockholders’ equity

are not within the scope of SFAS 133.

We concluded that the conversion feature is indexed to our stock based on the guidance in EITF 01-6. EITF 01-6 provides guidance on the meaning of “indexed to a company’s own stock” and applies to instruments for which “settlement is based on changes in the issuing company’s stock price and one or more defined contingencies provided that once the contingencies have occurred, the instrument’s settlement amount is based solely on the issuing company’s stock.” This is applicable as the settlement of the conversion feature is based on the Company’s stock price and other defined contingencies. Paragraph 5 of EITF 01-6 indicates that instruments are indexed to a company’s own stock provided that (a) the contingency provisions are not based on an observable market or index, other than the market for the issuer’s stock and (b) once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. We concluded that the conversion triggers within our notes met these criteria as the contingency provisions are not based on an observable market or index (other than the market for the issuer stock), and the instrument’s settlement amount is based on our stock price.

To determine whether the conversion feature would be equity classified, we considered paragraphs 12-32 of EITF 00-19. Our consideration of the criteria listed in each paragraph is as follows:

•	Paragraph 12 – No such provisions that could require net cash settlement are present in either the existing or new notes.

•	Paragraphs 13-18 – The Indenture and the notes comprise the contract between the noteholders and the Company. This contract requires the Company, upon conversion, to settle only in shares of the Company’s common stock (except for a de minimus amount of cash in lieu of fractional shares) and does not provide the noteholders any option to receive cash in lieu of these shares for the settlement. The Company reserved sufficient shares of its common stock out of its authorized, but unissued shares for such a settlement in the future. The Company registered both the notes and the shares to be issued upon conversion at the inception of the transaction when the new notes were offered in exchange for the existing notes to the existing noteholders. The SEC declared this registration statement effective prior to commencement of the exchange offer. Even so, the contracts related to the new notes do not provide any registration rights to the holders of the new notes. Therefore, the Company would be required to issue shares of its common stock to the new noteholders, irrespective of whether they were registered or unregistered upon conversion. Thus, the Company has concluded that it must settle upon conversion in shares of its common stock, whether or not registered, and the ability to so settle is completely within its control regarding the new notes. As such, the requirements of paragraph 14 of EITF 00-19 (pertaining to the delivery of unregistered shares for the new notes) have been met.

For each series of the existing notes, the purchase agreement (for the initial purchasers), the registration rights agreements, the indenture and the notes comprise the contract between the Company and the noteholders. The indenture and the notes permit the Company, upon conversion, to settle the notes with the Company’s common stock, whether registered or unregistered. The initial notes were offered pursuant to exemptions from registration, including (without limitation) Rule 144A, and neither the notes nor the common stock to be issued upon conversion were initially registered. The registration rights agreements required the Company to register the notes and the common stock to be received upon conversion and to include during a prescribed period selling noteholders as selling security holders in the registration statement at the request of the selling noteholders. The registration rights agreements provide the noteholders a small increased interest rate (1/2%)

during a period that the registration rights agreement prescribes, during which the notes and the common stock were either not registered or if registration was not maintained. As such, the requirements of paragraph 14 pertaining to the delivery of unregistered shares for the existing notes have been met.

•	Paragraph 19 – At the time of the exchange, the Company had 120 million shares authorized and approximately 51 million shares issued leaving approximately 69 million shares available to settle the notes. As the maximum number of shares issuable under the new notes (including the initial conversion rates and the change of control premiums) is 13.2 million, we conclude that we have sufficient unissued shares to settle the conversion feature of these notes. The only other commitment to issue shares during the period of the contract is under our stock compensation plans. This commitment represents less than 2 million shares and is, therefore, not significant enough to cause any material change to the available shares for purposes of this analysis.

•	Paragraphs 20-24 –Each $1,000 of the existing notes was convertible into a stated number of shares. Therefore, a cap was inherent in the conversion formulas. In the new notes, a similar cap is in place relative to the change in control element thereby limiting the total number of shares to be issued to an amount less than the authorized and unissued shares.

•	Paragraph 25—No such provision is present for either the existing or new notes.

•	Paragraph 26 – No cash payments are required in excess of the par value for either the existing or new notes (i.e. there are no top-off provisions).

•	Paragraph 27-28 – Upon consolidation, merger or share exchange, sale of our assets or other similar transactions, the right to convert to common stock will be changed into a right to convert to cash or other assets consistent with that received by common shareholders. Therefore, this provision does not affect the equity classification as the rights are equivalent to those of all common stockholders.

•	Paragraph 29-31 – The shares to be delivered are at equal level of seniority as previously issued shares as well as shares to be issued in the future. Therefore, this does not affect the equity classification.

•	Paragraph 32 – We have no requirements to post collateral for either the existing or new notes.

Paragraph 12 of SFAS 133 provides that an embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument if certain criteria are met including the criteria that a separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument. Based on the analysis provided above, our conversion feature meets the SFAS 133 paragraph 11a scope exception, and thus would not be treated as a derivative on a stand-alone basis. Therefore, the embedded derivative instrument would not be required to be separated from the host contract.

The above analysis and scope exception are also true in relation to your specific example of the “principal conversion value” associated with the “Existing Notes,” and the $200 threshold associated with the “daily conversion value” of the “New Notes”. The above analysis considers the only conversion alternative indicated in Section 10 of the respective note agreements. For the existing notes, each $1,000 of bonds is convertible into a stated number of shares. For the new notes, if the daily conversion value is less than $200, a cash payment equal to the daily conversion value will be made. However, if the daily conversion value for such day exceeds $200, a cash payment of $200 and the remaining daily cash conversion value is settled in shares. Note that five trading days are included in the calculation of the conversion alternative (i.e. the sum of five “daily conversion values”). Therefore, the $200 for each day of the five trading days included in the calculation of the conversion alternative is simply the return of the $1,000 of principal for this instrument (Instrument – C as set forth in EITF 90-19).

3.	As applicable, please explain to us your consideration of EITF 98-5 and Issue 2 of EITF 00-27 in regard to the 5% convertible notes for which conversion triggers were met at December 31, 2004. It appears that a beneficial conversion feature existed upon issuance of these notes.

In respect to EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and Issue 2 of EITF 00-27, Application of Issue 98-5 to Certain Convertible Instruments, we concluded that the debt exchange did not result in an extinguishment, therefore, we further concluded that re-evaluating the notes for beneficial conversion features would not be appropriate. We reference EITF 05-07, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues, as a subsequent confirmation of our conclusion. In the EITF, the Task Force reached a consensus on Issue 3 that the issuer should not recognize a beneficial conversion feature or reassess an existing beneficial conversion feature upon modification of a convertible debt instrument. We acknowledge that EITF 06-06, Application of EITF Issue No. 05-07, ‘Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues’ is currently under consideration by the staff. We don’t expect this Issue to alter our conclusion relative to EITF 05-07.

Form 10-Q: For the Period Ended March 31, 2006

Management’s Discussion and Analysis . . ., page 25

Results of Operations, page 25

4.	In future filings, please quantify all factors cited that affect operating income on a relative basis so that investors may have a context for the magnitude of each. For significant factors cited for which quantification is not provided, disclose the reason why quantification is not practicable and the basis for citing the factor as a significant item. Additionally, explain the underlying reason(s) for the factor cited, along with any expected continuing impact and extent of such and the anticipated timeframe involved. Refer to FR 36, Section 501.04 for guidance.

In future filings, where practicable the Company will quantify cited factors that affect operating income on a relative basis and will include the underlying reason for the factor cited along with any continuing impact expected and the extent of such and the anticipated timeframe involved.

In future filings, for such significant factors cited for which quantification is not provided, the Company will disclose the reason why quantification is not practicable and the basis for citing the factor as a significant item.

For instance, the quantification of the impact of fuel surcharge on operating income is not practicable as our customers concurrently negotiate base rates, fuel surcharge, discounts and other provisions to arrive at an overall price they are willing to pay for our services. Therefore, it is impossible for us to clearly distinguish all of the different factors in our customer’s decision-making process that influence the price they are willing to pay. As a result we are unable to determine how much our operating income has been impacted by fuel surcharge versus how much our operating income has been impacted by changes in base pricing. The impact of fuel surcharges is cited as a significant item due to the role that fuel plays in our overall price and cost structures together with volatile nature of fuel prices. We will include disclosure to this effect regarding fuel surcharges in future filings where fuel surcharge is a cited factor.

5.	Please explain to us, and disclose in future filings as appropriate, the reasons for the increases in consolidated “operating expenses and supplies” for the years presented. Your explanation should be in terms of changes in dollar amounts year over year as well as a percent of operating revenue.

Consolidated operating expenses and supplies increased from $256,457,000 to $449,927,000 during the three months ended, March 31, 2005 and March 31, 2006, respectively. The increase is primarily related to the acquisition of USF Corporation on May 24, 2005 representing $144,431,000 of the $193,470,000 increase, or approximately 75% of the increase. The remaining increase relates primarily to the increased cost of fuel.

As a percentage of operating revenue, operating expenses and supplies increased to 18.9% in 2006 as compared to 15.3% in 2005. The inclusion of the financial results of the USF companies in 2006 whose operating expenses and supplies as a percentage of revenue were 22.2% together with the year-over-year increase in fuel costs account for this increase.

As appropriate, we will disclose in future filings the reasons for significant increases in consolidated “operating expenses and supplies” for the years presented, including changes in dollar amounts year over year as well as a percent of operating revenue.

Financial Condition, page 28

Liquidity, page 28

Cash Flow Measurements, page 29

6	Please disclose in future filings the factors that affect cash from operating activities in terms of cash. For example, changes in depreciation expense do not explain changes in cash. Also, stating the dollar amount of changes in net income and working capital items without explanation of the underlying reasons provides minimal information. Refer to section IV.B.1 of FR 72 for guidance.

In future filings, we will disclose the factors that affect cash from operating activities in terms of cash.

7	Please expand your disclosure in future filings in regard to the unfavorable claim trend cited.

In future filings, we will expand our disclosure regarding cited unfavorable claim trends.

* * * * * * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff’s comments. Please contact Paul Liljegren, the Company’s Vice President, Controller & Chief Accounting Officer, at (913) 696 6143 with any questions concerning this letter. In addition, we request that you advise us when the Staff has completed its review of the subject filings.

Very truly yours,

/s/ Donald G. Barger, Jr.
Donald G. Barger, Jr.
Senior Vice President & Chief Financial Officer